UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d – 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d - 1(b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d - 2

Axion International Holdings, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

05462D101
(CUSIP Number)

April 1, 2011
(Date of Event, Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐Rule 13d-1(b)

☒Rule 13d-l(c)

☐   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05462D101	13G	Page 2 of 7

1.	Names of Reporting Persons I.R.S. Identification No. of above persons (entities only)

	Samuel G. Rose

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

		(a) ☒

		(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization	U.S.

Number of Shares	5. Sole Voting Power	145,000
Beneficially
Owned	6. Shared Voting Power	1,695,372
by Each
Reporting	7. Sole Dispositive Power	145,000
Person
With:	8. Shared Dispositive Power	1,695,372

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,840,372*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)	7.3%

12.	Type of Reporting Person (See Instructions)	IN

*This amount is comprised of (i) 1,040,372 shares of common stock and (ii) 800,000 shares that may be acquired upon the conversion of shares of the Company’s 10% convertible preferred stock.

CUSIP No. 05462D101	13G	Page 3 of 7

1.	Names of Reporting Persons I.R.S. Identification No. of above persons (entities only)

	Julie Walters

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

		(a) ☒

		(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization	U.S.

Number of Shares	5. Sole Voting Power	0
Beneficially
Owned	6. Shared Voting Power	1,695,372
by Each
Reporting	7. Sole Dispositive Power	0
Person
With:	8. Shared Dispositive Power	1,695,372

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,695,372*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)	6.7%

12.	Type of Reporting Person (See Instructions)	IN

*This amount is comprised of (i) 895,372 shares of common stock and (ii) 800,000 shares that may be acquired upon the conversion of shares of the Company’s 10% convertible preferred stock.

CUSIP No. 05462D101	13G	Page 4 of 7

Item 1 (a).  Name of Issuer:

Axion International Holdings, Inc.

Item 1 (b).  Address of Issuer's Principal Executive Offices:

180 South Street, Suite 104, New Providence, NJ 07974

Item 2(a).  Name of Person Filing:

This Schedule 13G is filed by:

(A) Samuel G. Rose ("Rose"), with respect to shares of common stock, no par value ("Common Stock") of Axion International Holdings, Inc. (the "Company") registered in the names of (a) Samuel G. Rose and Julie Walters, as tenants by the entirety and (b) the RPM Greenebaum & Rose 401(k) Plan, dated December 1, 1992 for the benefit of Samuel Rose (the “Plan”).

(B) Julie Walters ("Walters"), with respect to the shares of Common Stock of the Company registered in the name (a) Samuel G. Rose and Julie Walters, as tenants by the entirety. Notwithstanding the filing of this Schedule, Walters disclaims beneficial ownership of the 145,000 shares of Common Stock of the Company registered in the name of the Plan.

The foregoing persons are hereinafter collectively referred to as the "Reporting Persons."

Item 2(b).  Address of Principal Business Office or, if none, Residence:

        The business address for the Reporting Persons is:

5301 Wisconsin Avenue, NW
Suite 510
Washington, DC  20015

Item 2(c).  Citizenship:

Each of the Reporting Persons is a United States of America

Item 2(d).  Title of Class of Securities:

Common Stock, no par value

Item 2(e).  CUSIP Number:

05462D101

CUSIP No. 05462D101	13G	Page 5 of 7

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.0 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-l(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-l(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Each Reporting Person’s ownership is set forth below:

Samuel G. Rose:

(a) Amount beneficially owned:      1,840,372 shares of common stock

(b) Percent of class:         7.3%

(c) Number of shares as to which the person has:

(i)           Sole power to vote or to direct the vote:                                  145,000 shares
(ii)          Shared power to vote or to direct the vote:                             1,695,372 shares
(iii)         Sole power to dispose or to direct the disposition of:           145,000 shares
(iv)         Shared power to dispose or to direct the disposition of:      1,695,372 shares

Julie Walters:

(a) Amount beneficially owned:      1,695,372 shares of common stock

(b) Percent of class:                                6.7%

(c) Number of shares as to which the person has:

(i)           Sole power to vote or to direct the vote:
(ii)          Shared power to vote or to direct the vote:                             1,695,372 shares
(iii)         Sole power to dispose or to direct the disposition of:
(v)          Shared power to dispose or to direct the disposition of:      1,695,372 shares

CUSIP No. 05462D101	13G	Page 6 of 7

Item 5.  Ownership of Five Percent or Less of a Class.

 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent the class of securities, check the following ¨.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.  Identification/Classification of the Subsidiary that Acquired the Security Reported on By the Parent Holding Company.

Not Applicable

Item 8.  Identification and Classification of Members of the Group.

Not Applicable

Item 9.  Notice of Dissolution of Group.

Not Applicable

CUSIP No. 05462D101	13G	Page 7 of 7

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SAMUEL G. ROSE

By:	/s/ Samuel G. Rose

JULIE WALTERS

By:	/s/ Julie Walters